

May 14, 2020

Corey Fishman
President and Chief Executive Officer
Iterum Therapeutics plc
200 South Wacker Drive, Suite 2550
Chicago, IL 60606

> **Re: Iterum Therapeutics plc**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 30, 2020**
> **File No. 333-237326**

Dear Mr. Fishman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed April 30, 2020

General

1. We note your revisions in response to prior comment 5. Please provide us with a detailed legal analysis as to whether the royalty-linked notes are asset-backed securities. In providing your analysis, please consider Item 1101(c) of Regulation AB, Section 3(a)(79) of the Exchange Act, and Regulation AB Compliance and Disclosure Interpretation 301.03.

2. We note your response to prior comment 6. We note that the royalty-linked securities have been titled a "Royalty-Linked Notes" and the concomitant indenture and trustee. Please explain to us how you intend to comply with the Trust Indenture Act of 1939.

You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian A. Johnson, Esq.